July 20, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Elena Stojic

RE:	Response to SEC Comments for the N-1A Filing (File number 333-234544) of American Conservative Values ETF (the “ACV ETF”) and American Conservative Values Small-Cap ETF (the “ACV Small-Cap ETF”)(each a “Fund” and collectively, the “Funds”), each a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Stojic:

This letter provides the Trust’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed the Funds’ Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1 under the Investment Company Act of 1940, as amended, to the registration statement on Form N-1A, which was filed on June 15, 2020 (the “Amendment”). For your convenience, I have summarized your comments in this letter and provided the Trust’s response below each comment.

Note: In providing comments, you indicated that we should determine whether any comments given for a particular Fund was applicable to the other Fund and address the comment with respect to that other Fund. The Trust verifies that it analyzed your comments with respect to each of the Funds to determine applicability.

PROSPECTUS

American Conservative Values ETF

Principal Investment Strategies

1.	Comment: The staff believes that the Fund’s name is subject to Rule 35d-1 and should therefore have an 80% policy as required by that rule.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

2.

Comment:

The Staff notes that the Fund generally invests in equity securities of companies with large market capitalization and that the Fund defines a large capitalization company as one with market capitalization of $4.0 billion or more. The Staff also notes that the ACV Small-Cap ETF, which invests in companies with small market capitalizations of greater than $500 million and less than $6.0 billion. Please explain in your response why these capitalization ranges overlap.

Response:

The Trust has revised its investment strategies such that the capitalization ranges of the two funds no longer overlap.

ETF Opportunities Trust July 20, 2020

3.

Comment:

Please clarify the 3rd paragraph of the Fund’s principal investment strategies to indicate whether the Fund uses negative or positive screens or both in determining whether a company is politically active. Does the Fund’s investment strategies screen out companies with liberal values or screen companies with conservative values?

Response:

The Trust has revised the disclosure to address the Staff’s comment.

4.	Comment: In the 3rd paragraph, please clarify why the companies described in this paragraph constitute poor long-term investment opportunities.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: In the 4th paragraph, please add examples of liberal causes, advocacy groups and campaigns.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

6.

Comment:

In the 6th paragraph, the disclosure indicates that the investment adviser may rely on research from conservative advocacy groups. Please identify the primary group relied upon by the investment adviser and describe the methodology of such group. Consider whether to include relevant risks of the methodology.

Response:

The investment adviser has advised the Trust that research from conservative advocacy groups is not significant and it does not believe that such data will be principal to the investment strategies. Accordingly, the investment adviser has instructed the Trust to remove the reference to “conservative advocacy groups.”

7.

Comment:

In the 6th paragraph, please provide examples of the types of questions and data points that will determine whether a company should be included or excluded. Also, explain what is meant by “periodically” in the penultimate sentence of this paragraph. Also, explain whether the Fund’s investment adviser will always invest consistently with the polling outcomes and whether the investment adviser will do polling for every investment exclusion or inclusion.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

Principal Risks

8.

Comment:

The Staff notes that there have been significant events affecting marketing caused by the global pandemic. Consider adding a risk to address these circumstances. If not, please explain why it is not needed. If additional disclosure is added, it may be a separate risk disclosure or added to the “Market Risk” disclosure.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

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ETF Opportunities Trust July 20, 2020

9.

Comment:

With respect to the “Issuer-Specific Risk” disclosure, please explain/clarify what is meant by “increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

Response:

The Trust has revised the disclosure to address the Staff’s comment.

10.

Comment:

With respect to the “Fund Investor Sourced Research and Opinion Risk” disclosure, please explain/clarify what is meant by “[c]ertain data” in the first sentence of this paragraph and explain how that data is being applied. Also, in that first sentence, add the clause, “of the Fund” after the term “shareholders.”

Response:

The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: Please consider adding non-financial risk to the principal risks.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: The Fund includes a “Regulatory Risk” – please elaborate on this risk or consider removing it.

Response:

The Trust has determined that this risk is not a principal risk, and accordingly, it has revised the disclosure to remove the risk.

American Conservative Values Small-Cap ETF

Principal Investment Strategies

13.

Comment:

The Staff notes that this Fund’s investment strategy that was put in place pursuant to Rule 35d-1 (i.e., its 80% investment strategy) removed the clause, “that meet its politically conservative criteria” in the Amendment (i.e., this clause was in the disclosure contained in the originally filed registration statement and then was removed from the Amendment); the Staff believes this clause should be added back into the disclosure.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

14.

Comment:

The Staff notes that this Fund’s investment strategies includes a reference of the S&P 400 Index and that this index is generally considered to reflect companies that are mid-cap companies. The Staff believes that the Fund should consider removing this referenced index; alternatively, explain why this index is included in the disclosure.

Response:

The Trust has removed the reference to the S&P 400 Index.

Both Funds

Item 9 Disclosure – Principal Investment Strategies

15.	Comment: Restate each Fund’s 80% investment strategy in separate sentences.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

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ETF Opportunities Trust July 20, 2020

16.	Comment: In the second sentence of the 4th paragraph of this section, describe with greater specificity the “factors.”

Response:

The Trust has revised the disclosure to address the Staff’s comment.

Item 9 Disclosure – Principal Risks

17.

Comment:

In the risk pertaining to “Focus of Investments Risk,” the disclosure indicates that the Fund anticipates having increased exposure to Technology Risks. The Staff believes this should be noted in each Fund’s principal investment strategies and in the principal risks, and that it should be clarified in the Item 9 disclosure whether this applies to both Funds.

Response:

The investment adviser has advised that this risk, including the component disclosing the focus on technology risk was an oversight and should not have been included in the risk disclosures.

Item 9 Disclosure – Non-Principal Risks

18.	Comment: The Staff notes that “Industry or Sector Focus Risk” is disclosed in the Principal Risk disclosures; the Staff believes this disclosure is more appropriate for the principal risks.

Response:

The Trust has revised the disclosure to remove this reference risk from this section.

19.	Comment: Please tailor the “Derivatives Risk” to each Fund and identify the specific derivatives that each Fund may use.

Response:

The investment adviser has advised that it will not utilize derivatives as part of its principal investment strategies, and accordingly, it has removed the “Derivatives Risk” disclosure.

Dividends, Other Distributions and Taxes - Taxes

20.	Comment: Pursuant to Item 9(b)(1), Instruction 7 of Form N-1A, please disclose the tax implications of the Fund’s active and frequent trading of portfolio securities.

Response:

As noted in the Trust’s last correspondence filing, disclosure on this subject is found in the Portfolio Turnover section in the Fund summaries and under Portfolio Turnover Risk. Notwithstanding, the Trust has added this same disclosure to this section.

Other Information – Premium/Discount Information

21.	Comment: Provide the disclosure discussing the information that will be provided per Rule 6c-11.

Response:

The Trust has revised the disclosure to address the Staff’s comment.

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ETF Opportunities Trust July 20, 2020

STATEMENT OF ADDITIONAL INFORMATION

22.

Comment:

The Staff notes that the investment adviser’s proxy voting policy indicates that it abstains from voting on matters pertaining to corporate responsivity and social issues. Please explain supplementally how this policy relates to and interacts with the overall conservative values strategies of the Funds.

Response:

The investment adviser has its proxy voting policy to clarify that it generally believes that ordinary business matters (excluding, without limitation, positions on corporate responsibility and social/political issues) are primarily the responsibility of a company's management. Accordingly, the investment adviser will generally vote in favor of management's proposals. However, it will evaluate voting on proposals involving corporate responsibility and social/political issues on a case-by-case basis.

*	*	*	*

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

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